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                                                               EXHIBIT 12(A)(11)

         THERMO ELECTRON COMMENCES CASH TENDER OFFER FOR SPECTRA-PHYSICS


WALTHAM, Mass., November 16, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it has commenced its previously announced cash tender offer of $17.50 per share for any and all outstanding shares of its Spectra-Physics, Inc. (NASDAQ:SPLI) subsidiary. The offer and withdrawal rights will expire at midnight on Friday, December 14, 2001, unless the offer is extended.

         The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter will be distributed to Spectra-Physics shareholders.

         Thermo Electron currently owns approximately 78.5 percent of Spectra-Physics common stock. The goal of the tender offer is to bring Thermo Electron's equity ownership in Spectra-Physics to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Spectra-Physics common stock through a subsequent "short-form" merger as soon as possible after February 22, 2002. Shareholders who do not participate in the tender offer will also receive $17.50 in cash for their Spectra-Physics shares in the short-form merger.

         The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. Assuming the short-form merger occurs after February 22, 2002, Spectra-Physics board and shareholder approvals are not required.

         Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate critical components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 12,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.

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